Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

RiverNorth Short Prime Unicorn Fund 2027, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

360 S. Rosemary Avenue, Suite 1420, West Palm Beach, FL 33401

Telephone Number (including area code):

(561) 484-7185

Name and Address of agent for service of process:

Marcus L. Collins
RiverNorth Capital Management, LLC
360 S. Rosemary Avenue, Suite 1420
West Palm Beach, FL 33401

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]     No [  ]

_________________

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 18th day of July, 2025.

RiverNorth Short Prime Unicorn Fund 2027, Inc.
(Name of Registrant)

By:	/s/ Patrick W. Galley
Patrick W. Galley, President

Attest:	/s/ Marcus L. Collins
Marcus L. Collins
Chief Compliance Officer and Secretary